For Immediate Release

February 28, 2003

For more information contact:
Rod Black
Manager, Finance & Accounting
207-990-6972

Bangor Hydro-Electric Company Announces Expiration Of Tender Offer For 7% Preferred Stock.

February 28, 2003 - Bangor Hydro-Electric Company [OTC: BANGN] announced today that the offering period to purchase all of the outstanding shares of its 7% preferred stock (OTC: BANGN) for $115 per share expired on February 27, 2003 at midnight, Eastern Standard Time.

Following the expiration, the preliminary results of the shares tendered in the offering period totaled 17,634 shares (including 201 shares tendered subject to a notice of guaranteed delivery), representing approximately 70.5% of the outstanding shares of Bangor Hydro-Electric Company's 7% preferred stock immediately prior to the commencement of the offering on January 28, 2003. It is estimated that a total of 7,366 shares will remain outstanding following the expiration of the offering period.

Bangor Hydro-Electric Company has accepted for purchase and payment, all of the shares that were validly tendered in the tender offer. As a result of this tender offer, Bangor Hydro-Electric Company will now seek de-registration of its preferred stock.

Safe-Harbor Statement

This statement contains certain statements that are neither reported financial results nor other historic information. These statements are forward looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the company's ability to control or estimate precisely, the satisfaction of other conditions relating to a commencement of a tender offer, future market conditions and responses by competitors to deregulation, new regulatory or legislative requirements, the future actions or decisions of federal or state governmental regulators, the timing and extent of changes in supply and demand of, and prices of, gas and electricity and other risk factors detailed in Bangor Hydro-Electric Company's reports filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document.



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About Bangor Hydro-Electric Company: Bangor Hydro-Electric Company (BHE) is
a regulated electric transmission and distribution utility wholly-owned by Emera Inc. BHE serves a population of 192,000 in an area encompassing 5,275 square miles in eastern and east coastal Maine. BHE is a member of the New England Power Pool and is interconnected with other New England utilities to the south and with the New Brunswick Power Corp. to the north. Visit us at www.bhe.com.

About Emera Inc.: Emera Inc. (EMA-TSX) is a diversified energy and services company, with 550,000 customers and $4.0 billion in assets. The company has two wholly-owned regulated electric utility subsidiaries, Nova Scotia Power Inc. and Bangor Hydro-Electric Company. Nova Scotia Power supplies over 95% of the electric generation, transmission and distribution in Nova Scotia.

In addition, Emera Energy manages Emera's growing gas infrastructure investment portfolio, including its 12.5% interest in the Maritimes & Northeast Pipeline, which delivers Sable natural gas to markets in Maritime Canada and the northeastern United States; and an 8.4% interest in the Sable Offshore Energy Project offshore platforms and sub-sea field gathering lines. Emera Energy also incorporates Emera Energy Services, Emera Fuels, and Emera's business development activities. Visit Emera on the web at www.Emera.com.